Mail Stop 3561

October 3, 2008

Mr. T. W. Owen
Chief Financial Officer
Metabolic Research, Inc.
10635 Lessona Street
Las Vegas, Nevada 89141

      Re: Metabolic Research, Inc.
              Form 10-K for the year ended December 31, 2007
              File No. 000-25879

Dear Mr. Owen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Linda Cvrkel
                     Branch Chief